Exhibit 10(g)

TRW SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

(Amended and Restated Effective January 1, 2001)

1. Purpose. The purpose of the TRW Supplemental Executive Retirement Plan ("SERP"), as amended and restated effective January 1, 2001, is to provide supplemental retirement and death benefits to a select group of management and highly-compensated employees. The SERP is unfunded for tax purposes and for purposes of Title I of the Employee Retirement Income Security Act ("ERISA"). Benefits provided under the SERP and the eligible participants thereunder will be described in the Schedules attached hereto.

2. Directors/Committee. For purposes of the SERP, "Directors" shall mean the Compensation and Stock Option Committee of the Directors of TRW Inc. ("TRW" or the "Company") with respect to action taken pursuant to Section 7 and the approval of benefits of any participant who is, or ever was, either a Director of the Company, a member of the Chief Executive Office, or a member of the Management Committee. With respect to the approval of benefits of other participants, "Committee" shall refer to an Administrative Committee consisting of those three employees of the Company who occupy the most senior positions in the Company Staff Finance, Human Resources, and Law Departments. The Committee or its delegate shall have discretionary authority to interpret the provisions of the SERP, determine the rights and status of participants and beneficiaries hereunder (including factual determinations), and handle the general administration of the SERP. Such interpretations and determinations shall be final and conclusive as to all interested persons.

3. Time of Payment. Except as otherwise provided in an attached Schedule, payment of SERP benefits to the participant (or, in the event of his death, to his beneficiary as designated in writing to the Committee) shall be made as of the January following the termination of the participant's employment with the Company through retirement, death or otherwise.

4. Payment of Benefits.

   a. Subject to paragraph 4(b) and except as provided in any applicable Schedule, the automatic form of payment of benefit from the SERP shall be:

      i. if the SERP benefit is supplemental to a defined benefit pension plan benefit, the automatic and optional forms of payment shall be the same as offered under the TRW Supplementary Retirement Income Plan ("SRIP").

      ii. if the SERP benefit is supplemental to a defined contribution plan benefit, the automatic and optional forms of payment shall be the same as offered under the TRW Benefits Equalization Plan ("BEP").

   b. Payments under the SERP shall be made by TRW, with any appropriate reimbursement being made by subsidiaries of TRW. The SERP shall be unfunded, and

TRW shall neither be required to establish any special or separate fund nor to make any other segregation of assets in order to assure the payment of any amounts under the SERP. Participants in the SERP have the status of general unsecured creditors of TRW and the SERP constitutes a mere promise by TRW to make benefit payments in the future.

5. Non-Alienation of Benefits. Neither a participant nor any other person shall have any right to sell, assign, transfer, pledge, mortgage or otherwise encumber, in advance of actual receipt, any SERP benefit. Any such attempted assignment or transfer shall be ineffective; TRW's sole obligation under the SERP shall be to pay benefits to the participant, his beneficiary or his estate, as appropriate. No part of any SERP benefit shall, prior to actual payment, be subject to the payment of any debts, judgments, alimony or separate maintenance owed by a participant or any other person; nor shall any SERP benefit be transferable by operation of law in the event of a participant's or any other person's bankruptcy or insolvency, except as required by law.

6. Claims Procedure. If a claim for a SERP benefit is denied, in whole or in part, a written notice of denial provided to the participant shall state the reasons for denial, a description of any additional material or information required; and an explanation of the claim review procedure. Any person whose claim, upon his written request for review, is again denied may make a second request for review. A decision on such second request shall normally be made within sixty days.

7. Amendment and Termination. Nothing herein shall be construed to constitute a contract between TRW and the participants to continue the SERP, and TRW's Directors in their sole discretion may terminate or discontinue the SERP at any time and may at any time and from time to time amend any or all of its provisions; provided, however, that no termination or amendment shall reduce amounts credited prior to such termination or amendment.

8. Miscellaneous Provisions.

a. As used in this document, the masculine gender shall include the feminine and the singular shall include the plural.

b. Employment rights with TRW shall not be enlarged or affected by the existence of the SERP.

c. In case any provision of the SERP shall be held illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining provisions thereof.

d. The SERP shall be governed by the laws of the State of Ohio, to the extent not preempted by federal law.